Exhibit 99.1

Thomson Reuters Provides Update on President and CEO Jim Smith

TORONTO, February 20, 2018 – Jim Smith, President and Chief Executive Officer of Thomson Reuters (TSX/NYSE: TRI) remains under observation in a Toronto hospital following what has been diagnosed as an arrhythmia incident on Monday, February 12.

Mr. Smith’s condition is stable and doctors expect a full recovery. It is expected that Mr. Smith will be released from the hospital within the next two weeks, followed by a period of further recovery.

In his immediate absence, Stephane Bello, Executive Vice President and Chief Financial Officer of Thomson Reuters, continues to oversee Mr. Smith’s responsibilities alongside his own, in line with the company’s practice.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com